

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster St., Ste. 1100
Denver, CO 80237

>   **Re: Apartment Investment and Management Company**
>   **AIMCO Properties, LP**
>   **Registration Statement on Form S-4**
>   **Filed February 28, 2013**
>   **File No. 333-186965**
>
>   **Century Properties Fund XIX, LP**
>   **Schedule 13E-3**
>   **Filed February 28, 2013**
>   **File No. 005-43357**

Dear Mr. Bezzant:

We have limited our review of your registration statement and the Schedule 13E-3 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1.   Please confirm that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).

Schedule 13E-3

2.   We note the disclosure in the last paragraph of this section indicating that "[t]he information contained in this Schedule 13E-3 and/or the Information Statement/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions. If you require further assistance, you may contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Paul Nozick
          Via Email